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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•     Embraer delivered 26 commercial and 25 executive (19 light and 6 large) jets during 2Q19, compared to 28 commercial jets and 20 executive (15 light and 5 large) jets in 2Q18;

•     The Company’s firm order backlog at the end of 2Q19 was US$ 16.9 billion, up from the US$ 16.0 billion reported at the end of 1Q19. Embraer achieved book-to-bills of above 1x in each of its major business units during the quarter, led by sales performance in the Executive Jets segment;

•     EBIT and EBITDA in 2Q19 were US$ 26.6 million and US$ 67.0 million, respectively, yielding EBIT margin of 1.9% and EBITDA margin of 4.9%. In the first six months of 2019 the Company’s EBIT was US$ 11.4 million (EBIT margin of 0.5%) and EBITDA was US$ 97.9 million (EBITDA margin of 4.4%);

•     2Q19 Net income attributable to Embraer shareholders and Earnings per ADS were US$ 7.2 million and US$ 0.04, respectively. Adjusted net loss (excluding deferred income tax and social contribution) for 2Q19 was US$ (13.9) million, with Adjusted loss per ADS of US$ (0.08). Embraer reported adjusted net loss in 2Q18 of US$ (0.4) million, for an adjusted loss per ADS of US$ (0.002) in the quarter;

•     Embraer reported 2Q19 Free cash flow of US$ 1.5 million, versus free cash flow of US$ 43.3 million reported in 2Q18. The Company expects free cash flow generation to improve in the second half of the year given higher expected aircraft deliveries and cash inflows related to Defense & Security contracts;

•     The Company finished the quarter with total cash of US$ 2,478.8 million and total debt of US$ 3,569.1 million, yielding a net debt position of US$ 1,090.3 million at the end of 2Q19;

•     The Company reaffirms all aspects of its 2019 financial and deliveries guidance.

Main financial indicators1

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ 47.1 million in 2Q18, US$ (21.1) million in 2Q19 and US$ (19.3) million in 1Q19. Adjusted Net Income (loss) also excludes the net after-tax special item of US$ 84.0 million in 2Q18. There were no special items recognized in 1Q19 or 2Q19. For a reconciliation of Adjusted Net Income (loss) please see page 11 of this release.

São Paulo, Brazil, August 14, 2019 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2019 (2Q19), March 31, 2019 (1Q19) and June 30, 2018 (2Q18), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

Beginning on page 17, the Company’s assets and liabilities related to the Commercial Aviation segment and related services are being presented in the condensed interim financial statements as assets and liabilities held for sale, and the respective results have been presented as discontinued operations, beginning February 26, 2019, the date of shareholder approval of the strategic partnership between Embraer and Boeing, when the transaction reached the “highly probable” criteria that requires the presentation of discontinued operations.

It is important to note that the Company has continued to present its financial results in this press release with 100% of the assets, liabilities, and financial results of the Commercial Aviation segment and its related services and Embraer’s 2019 financial and deliveries guidance remains based on these assumptions.

REVENUES and gross margin

During 2Q19, Embraer delivered 26 commercial and 25 executive aircraft (19 light jets and 6 large jets), for a total of 51 jets delivered during the quarter. This compares to 2Q18 deliveries of 28 commercial jets and 20 executive jets (15 light jets and 5 large jets). Over the first six months of 2019, the Company delivered 37 commercial jets and 36 executive jets (27 light jets and 9 large jets), which compares to the 42 commercial jets and 31 executive jets (23 light jets and 8 large jets) Embraer delivered during the first six months of 2018. The Company reiterates its 2019 guidance for 85 to 95 commercial jet deliveries and 90 to 110 total executive jet deliveries, with an increase in both commercial and executive jet deliveries in the second half of the year.

Revenues in the second quarter were US$ 1,378.7 million, representing a year-over-year increase of 10.0% compared to 2Q18, largely due to higher deliveries in the Executive Jets segment driving revenue growth of 43.3% versus 2Q18 combined with significantly higher revenues in the Defense & Security segment in 2Q19 as compared to 2Q18. The year-over-year increase in Defense & Security revenues is principally due to a negative cost base revision to the KC-390 development contract recognized in last year’s second quarter resulting from a runway excursion incident with prototype 001 in May of 2018. In the first half of 2019, the Company’s consolidated revenues totaled US$ 2,202.0 million, which was relatively stable compared to the US$ 2,214.2 million that Embraer reported in the same period of 2018. A year-over-year decline in Commercial Aviation revenues, due to lower first half deliveries in 2019 vs. 2018, was partially offset by year-to-date revenue growth in the Company’s remaining segments. Embraer continues to guide 2019 consolidated revenues to be in a range of US$ 5.3 – 5.7 billion.

Embraer’s consolidated gross margin in 2Q19 was 14.4% versus 11.0% in 2Q18, with the improvement due to gross margin in the Defense & Security segment expanding on a year-over-year basis given the significant cost base revision booked in 2Q18 as mentioned above. For the first six months of the year, the Company’s consolidated gross margin was 16.5% as compared to 13.0% in the first six months of 2018, also largely driven by improvement in the Defense & Security business unit.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 2Q19 were US$ 26.6 million and 1.9%, respectively. This compares to EBIT of US$ (20.3) million and EBIT margin of -1.6% in 2Q18. The increase in EBIT and EBIT margin as reported is mostly due to the special non-recurring item relating to the KC-390 incident recognized in last year’s second quarter as mentioned above, which negatively impacted operating results by US$ 127.2 million, as well as improvement in the Executive Jets margin in 2Q19 vs. 2Q18 on higher jet deliveries. Excluding the KC-390 special item, 2Q18 adjusted EBIT was US$ 106.9 million, representing an adjusted EBIT margin of 8.5%. The Company’s 2Q19 EBIT and EBIT margin declined relative to 2Q18’s adjusted figures due largely to lower profitability in the Commercial Aviation segment on slightly lower deliveries and less favorable mix, in addition to separation costs recognized in 2Q19 related to the strategic partnership between Embraer and Boeing. During the first six months of 2019, Embraer’s reported EBIT and EBIT margin were US$ 11.4 million and 0.5%, respectively, which contained no special non-recurring items. This compares to reported EBIT of US$ (25.6) million and reported EBIT margin of -1.2% in the same period of 2018. Embraer reiterates its guidance for 2019 EBIT margin of approximately breakeven, including separation costs.

The Company’s 2Q19 administrative expenses were US$ 46.3 million, up from the US$ 41.4 million reported in 2Q18. In the first half of the year, Embraer’s administrative expenses were US$ 92.3 million in 2019 versus US$ 85.7 million in 2018. Selling expenses increased slightly year-over-year, to US$ 72.8 million in 2Q19 from US$ 71.0 million in 2Q18, and over the first half of the year were also slightly higher, at US$ 143.1 million year-to-date in 2019 compared to US$ 142.3 million in the same period of 2018. In 2Q19, research expense was up slightly to US$ 11.8 million compared to US$ 10.1 million in 2Q18. Year-to-date, Embraer’s research expenses were relatively stable at US$ 21.1 million in the first six months of 2019 and US$ 19.9 million in the first six months of 2018.

Other operating income (expense), net in 2Q19 was expense of US$ 41.0 million compared to an expense of US$ 35.5 million in 2Q18. The increase in other operating expenses was principally due to separation costs related to the strategic partnership between Embraer and Boeing of US$ 19.5 million in 2Q19. On a year-to-date basis, the Company’s other operating income (expense), net in the first six months of 2019 was an expense of US$ 94.5 million compared to an expense of US$ 65.2 million, with the increase due to US$ 31.8 million in separation costs recognized in the first half of 2019.

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 2Q19 were US$ 7.2 million and US$ 0.04 per share, respectively, compared to US$ (131.4) million in net income (loss) attributable to Embraer shareholders and US$ (0.72) in Earnings (Loss) per ADS in 2Q18. Over the first six months of 2019, net income (loss) attributable to Embraer shareholders was US$ (35.3) million and Earnings (Loss) per ADS was US$ (0.19).

Adjusted net income (loss), excluding deferred income tax and social contribution, was US$ (13.9) million in 2Q19, and adjusted earnings (loss) per ADS was US$ (0.08). This compares to adjusted net income (loss), also excluding the after-tax impact of the special item related to the KC-390, of US$ (0.4) million and adjusted earnings (loss) per ADS of US$ (0.002) in 2Q18. In the first half of 2019, adjusted net income (loss) and adjusted earnings (loss) per ADS were US$ (75.7) million and US$ (0.41) per share, respectively, compared to adjusted net income (loss) of US$ (60.9) million and adjusted earnings (loss) per ADS of US$ (0.33) per share in the first half of 2018.

monetary balance sheet accounts and other measures

Embraer finished 2Q19 with a consolidated net debt position of US$ 1,090.3 million, compared to the net debt position of US$ 1,103.7 million at the end of 1Q19. The Company’s slightly lower net debt position is a result of the Company’s positive free cash flow during 2Q19. Embraer’s total loans position at the end of 2Q19 was US$ 3,569.1 million.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ 140.5 million in 2Q19 and adjusted free cash flow for the quarter was US$ 1.5 million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ 129.3 million and adjusted free cash flow of US$ 43.3 million in 2Q18. The principal factors explaining the lower free cash flow in 2Q19 are higher capex and investments in development in 2Q19 as compared to 2Q18. Free cash flow for the first six months of 2019 was US$ (663.8) million versus US$ (391.3) million in the first six months of 2018 was due to a combination of higher capex and development spending in the current year and higher investment in working capital (particularly higher inventories and contract assets).

Net additions to total PP&E for 2Q19 were US$ 72.5 million, versus US$ 31.1 million in net additions reported in 2Q18. Of the total 2Q19 additions to PP&E, CAPEX amounted to US$ 24.3 million, additions of aircraft available for or under lease was US$ 31.7 million, and additions of pool program spare parts was US$ 16.5 million. Year-to-date, Embraer invested a total of US$ 115.1 million in total PP&E, compared to US$ 70.8 million in the first six months of 2018.

In 2Q19, Embraer invested a total of US$ 66.5 million in product development, principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in the quarter were US$ 62.0 million. In the first six months of 2019, the Company invested a total of US$ 131.7 million in product development and the period’s net development was US$ 127.2 million.

The Company’s total debt decreased US$ 18.0 million to US$ 3,569.1 million at the end of 2Q19 compared to US$ 3,587.1 million at the end of 1Q19. Short-term debt at the end of 2Q19 was US$ 296.1 million and long-term debt was US$ 3,273.0 million. The average loan maturity of the Company’s debt at the end of 2Q19 was 5.1 years. The cost of Dollar denominated loans at the end of 2Q19 was stable at 5.29% p.a., while the cost of real denominated loans declined to 1.75% p.a. at the end of 2Q19.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 2Q19 increased to 1.4 vs. 1.2 at the end of 1Q19. At the end of 2Q19, 6.0% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 2Q19, 83% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2019, around 55% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.43. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.10.

operational balance sheet accounts

During 2Q19, Embraer’s working capital position slightly improved compared to that at the end of 1Q19. Trade accounts payable increased US$ 55.6 million to end the quarter at US$ 925.6 million and contract liabilities (which includes the accounts formerly called advances from customers and unearned income) increased US$ 52.5 million from the end of 1Q19 to finish 2Q19 at US$ 1,346.9 million. These improvements in working capital were somewhat offset by a US$ 10.1 million increase in consolidated inventories to US$ 3,004.3 million at the end of 2Q19 and a US$ 42.2 million increase in trade accounts receivable & contract assets in 2Q19 to finish the quarter at US$ 817.5 million. Inventories are expected to fall as the year progresses as Embraer should deliver more aircraft in the second half of 2019 as compared to the first half of the year. The higher trade accounts receivable & contract assets principally reflects extended payment cycles from certain customers, particularly in the Defense & Security segment, which the Company expects to normalize over the course of the second half of 2019. Property, plant and equipment increased US$ 41.4 million to US$ 1,989.6 million at the end of 2Q19, and intangibles were up US$ 47.8 million to finish the period at US$ 1,998.5 million.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 2Q19 at US$ 16.9 billion, as compared to US$ 16.0 billion at the end of 1Q19. All of Embraer’s major business units achieved book-to-bill of above one during the second quarter, with the highest sales activity registered in the Executive Jet segment on improved market demand for the Company’s recently launched Praetor jets and Phenom family of jets.

Segment Results

The Commercial Aviation segment represented 45.7% of consolidated revenues in 2Q19 versus 60.3% of revenues in 2Q18, as the segment’s revenues declined 16.7% on a year-over-year basis. The portion of Executive Jets revenues increased, from 16.5% in 2Q18 to 21.5% in 2Q19, on higher deliveries in the current year’s quarter. The Defense & Security segment reported a more than six fold growth in revenues on a year-over-year basis in 2Q19, and comprised 14.2% of total revenues in the quarter compared to 2.7% in 2Q18. Revenues in the segment in 2Q18 were negatively impacted by the aforementioned cost base revisions on the KC-390 development contract (leading to a negative adjustment during 2Q18 of revenues recognized in previous periods, as defense contracts are generally accounted for under percentage of completion). Revenues in the Services & Support segment declined slightly from US$ 256.3 million (20.4% of consolidated revenues) in 2Q18 to US$ 254.9 million (18.5% of revenues) in 2Q19.  Over the first half of 2019, Commercial Aviation represented 41.3% of total revenues, Executive Jets comprised 18.8%, Defense & Security was 17.0%, Services & Support represented 22.7%, and Others was 0.2% of revenues.

Commercial Aviation

In 2Q19, Embraer delivered 26 commercial jets, as shown in the table below:

In April, Embraer’s largest E-Jet, the E195-E2, received Type Certification simultaneously from the three major regulatory authorities: ANAC (Brazil), the FAA (USA), and EASA (Europe). The E195-E2 will enter service in the second half of 2019 with Azul Linhas Aéreas Brasileiras. Binter Canarias, of Spain, will also receive its first E195-E2 in 2019.

Embraer flight tests confirmed that the aircraft is performing better than its original specifications. Fuel consumption is 1.2% lower than expected – which is 25.2% less fuel consumption per seat compared to the current-generation E195, and maintenance costs are 20% lower, proving that the E195-E2 is the ideal aircraft for growing regional business and complementing low-cost and mainline fleets.

In 2Q19, Air Peace of Lagos, Nigeria, ordered 10 E195-E2s. It is the first African-registered airline to acquire Embraer’s new-generation E-Jets. The contract includes purchase rights for an additional 20 E195-E2s.

Great Dane Airlines was announced as a new member of the E-Jets Family of operators and will start flying two E195s between Aalborg and Dublin, Edinburgh and Nice. The two E-Jets will also be available for charter. Great Dane plans to add scheduled flights to Chania, Mallorca, Varna and Rhodes in the future.

During the Paris Air Show in June, Embraer received order confirmations and other commitments, as follows:

Embraer signed a contract with United Airlines for up to 39 E175s. The order comprises 20 firm aircraft and 19 options in a 70-seat configuration. The order has a value of US$ 1.9 billion, based on Embraer’s current list prices, assuming all options are exercised.

Embraer announced KLM Cityhopper’s intention to purchase up to 35 E195-E2 jets, consisting of 15 firm orders with purchase rights for a further 20 aircraft of the same model. This intention, which still requires a Purchase Agreement, has a value of US$ 2.48 billion based on Embraer’s current list prices.

Binter, of Spain, signed a contract for two additional E195-E2s, confirming purchase rights from its original contract signed in 2018. The two new E195-E2s have a value of US$ 141.8 million, based on Embraer’s current list prices.

Embraer signed a firm order contract with Japan’s Fuji Dream Airlines (FDA) for two E175 jets. The order has a US$ 97.2 million value based on list prices, and was included in Embraer’s 1Q19 backlog as undisclosed.

At the end of 2Q19, the backlog and cumulative deliveries for Commercial Aviation were as follows:

Executive JETS

The Executive Jets segment delivered 19 light and 6 large jets, totaling 25 aircraft in 2Q19.

In the second quarter, Embraer announced the triple certification of the Praetor 600 super-midsize business jet. The model was granted its Type Certificate by Brazil’s Civil Authority ANAC, by EASA, and by the FAA. The Praetor 600 is the most disruptive and technologically advanced aircraft to enter the super-midsize category, delivering the ultimate customer experience with an unparalleled combination of performance, comfort and technology. The Praetor 600 is the best-performing super-midsize jet ever developed. It is the first to fly beyond 4,000 nautical miles at long range cruise speed or beyond 3,700 nautical miles at Mach .80 from runways shorter than 4,500 feet, complemented by an outstanding payload capability.

In May, Embraer attended “Fueling the Future,” a business aviation biofuel event held at TAG Farnborough Airport. This event marked the first anniversary of the launch of the Business Aviation Coalition for Sustainable Alternative Jet Fuel (SAJF) and the 10th anniversary of the Business Aviation Commitment on Climate Change. The event gathered business aviation and civic leaders to discuss the path forward for the continued adoption of SAJF in business aviation, in order to fulfill the coalition’s goal of reducing emissions through investments and innovation. In line with these sustainable initiatives, Embraer executive jets flew its entire fleet from Farnborough to EBACE using SAJF.

Also in May, Embraer attended the 19th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland. The company had its full portfolio — the Phenom 100EV, the Phenom 300E, the Praetor 500, the Praetor 600, the Legacy 650E and the Lineage 1000E — at the static display.

Also in 2Q19, Embraer’s Bossa Nova interior won the award for Best Interior Design at the 2019 International Yacht & Aviation Awards in Venice, Italy. Debuting with the new Praetor 600, the Bossa Nova edition represents the latest trends in aerospace interiors, embodying the elegance of Brazil’s renowned style of jazz. The Bossa Nova edition provides an exclamation point to the best value proposition in business aviation: the disruptive Praetor 500 and Praetor 600 that lead the way in performance, comfort and technology.

At the end of 2Q19, Embraer delivered its first Praetor 600 jet to an undisclosed European customer. The delivery ceremony was held at the Company’s production facility in São José dos Campos, Brazil, where the first Praetor 600 rolled off the hybrid assembly line that also produces the Legacy 450 and Legacy 500. Assembly of the Praetor 600 will soon also occur at Embraer’s production facility in Melbourne, Florida, where the company has produced more than 360 Phenom and Legacy aircraft since 2011.

Defense & security

During 2Q19, the KC-390 program was focused on preparations for the aircraft’s entry into service: the first aircraft to be delivered to the Brazilian Air Force (FAB) made its inaugural flight in May and subsequently participated in the Paris Air Show in France. The delivery to the FAB is scheduled for the second half of 2019. The flight test campaign, now focused on military features, is proceeding at an accelerated pace, exceeding 2,250 flight hours. The highlight of 2Q19 was the heavy-duty launching campaign held at the US Army's field testing facility in Yuma, Arizona, where the KC-390 exceeded the combined mark of more than 65 tons released during tests by methods of extraction and gravity.

In the second quarter, an integrated product and services solution was delivered to an undisclosed customer, which consisted of a combination of two A-29 Super Tucano aircraft, two SABER M60 Radar Units and two SENTIR M20 Radar units.

With respect to radars, Embraer delivered a modernized SABER M60 Radar unit to an undisclosed customer. The radar will be used as a tactical defense system. Also during 2Q19, Embraer and the Brazilian Army signed a contract for the acquisition of thirteen SABER M60 Radar mockups to be used for training purposes.

In 2Q19, Atech successfully completed the delivery of a new air traffic management center in India. The contractual discussions with the Brazilian Navy and Emgepron for the supply of four Tamandaré class corvettes were started, where Atech will be responsible for the armament system, data link and integrated platform system, as well as receiving technology transfer.

Savis signed the 5th Amendment to the SISFRON contract with the Brazilian Army in the second quarter. The implementation of the contract during the period consisted of the delivery of incremental capacity to the project and the Brazilian Army. The successful validation of the COMINT (Communications Intelligence) subsystem by the Brazilian Army was another important achievement in the quarter, allowing this subsystem to be included in the expected scope of the next phases of the SISFRON project.

Visiona signed a contract with the Instituto Natureza do Tocantins - NATURATINS, for the acquisition of satellite imagery of the entire territory of the state of Tocantins, collected in 2008, for the zero mark of the new Brazilian Forest Code. In addition, the company continued the development of the VCUB1 nanosatellite, the first satellite designed by a Brazilian company, highlighting the progress of the work with Embrapa to develop services based on the data that will be collected by the satellite for the agricultural market.

services & support

During 2Q19, Embraer announced at the Paris Air Show the signing of pool maintenance and parts agreements with European carriers, reinforcing the customer trust and state-of-the art support of the original manufacturer in maintaining an efficient operation through its TechCare technical expertise.

Switzerland’s Helvetic Airways signed a pool contract to cover four recently added E190 jets, and Aurigny Air Services signed an extension of their current agreement on parts maintenance to support the E195 operated by the Guernsey carrier.

Fuji Dream Airlines and Embraer also signed an extension of the pool program to cover its fleet of E170s and E175s. The program includes the advance exchange and repair management for more than 300 essential line replacement units of the aircraft.

Also during the Paris Air Show, Azul Linhas Aereas Brasileiras, S.A. signed a long-term Flight Hour Pool Program agreement to provide repairable component support for the carrier’s new fleet of Embraer E195-E2 jets. The multiyear Flight Hour Pool Program agreement includes material services engineering and advanced component exchanges from Embraer spare parts facilities in Ft. Lauderdale, Florida, USA.

Embraer also announced at the Paris Air Show the launch of IKON, a cloud system for capturing, storing and analyzing high volume data for the predictive maintenance of the E-Jets family. The new system is totally based on the Amazon Web Services (AWS) platform and was developed by Embraer, with the support of the suppliers AWS ProServe and Claranet, using Big Data and Analytics technologies to deliver 96% productivity gains in aircraft analysis and data processing, setting new standards in aeronautical services and support.

Reconciliation OF IFRS and “non gaap” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

FINANCial statements

In the following financial statements the Company has continued to present its results with 100% of the assets, liabilities, and financial results of Embraer including the Commercial Aviation segment and its related services.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2019	(1) As of June 30, 2019
Current		
Trade accounts payable	870.0	925.6
Lease liabilities	8.5	9.5
Loans and financing	299.8	296.1
Recourse and non-recourse debt	319.6	292.9
Other payables	280.0	288.0
Contract liabilities	1,100.3	1,167.9
Derivative financial instruments	5.5	2.0
Taxes and payroll charges payable	74.1	73.3
Income tax and social contribution	21.0	30.9
Financial guarantee and residual value	18.1	21.9
Dividends payable	3.1	2.0
Unearned income	2.0	2.0
Provision	114.8	123.0
	3,116.8	**3,235.1**
Non-current		
Lease liabilities	47.4	40.4
Loans and financing	3,287.3	3,273.0
Recourse and non-recourse debt	16.1	15.5
Other payables	29.1	24.7
Contract liabilities	194.1	179.0
Derivative financial instruments	-	3.0
Taxes and payroll charges payable	58.5	61.5
Deferred income tax and social contribution	235.8	214.2
Financial guarantee and residual value guarantees	121.2	123.0
Unearned income	70.1	68.2
Provision	117.4	125.7
	4,177.0	**4,128.2**
TOTAL LIABILITIES	**7,293.8**	**7,363.3**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.6)	(28.2)
Revenue reserves	2,434.7	2,434.7
Share-based remuneration	37.4	37.4
Accumulated other comprehensive income (loss)	(154.1)	(147.1)
Retained losses	(43.9)	(36.8)
Non-controlling interests	94.6	98.5
Total Shareholders' equity	**3,891.7**	**3,910.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,185.5**	**11,273.4**

(1)Derived from unadited financial information.

DISCONTINUED OPERATIONS

The terms and conditions approved on December 17, 2018 defined the creation of a joint venture (Boeing-Brazil Commercial) contemplating assets from Embraer’s Commercial Aviation segment and related services (Services & Support segment) with an 80% interest to be held by Boeing and 20% by Embraer. On January 10, 2019 the Brazilian Federal Government informed that it would not exercise its veto right on the strategic partnership between Boeing and Embraer, and on February 26, 2019 the shareholders of the Company approved the creation of the joint venture under the strategic partnership.

The Company’s assets and liabilities related to the Commercial Aviation segment and related services were measured and are being presented in the condensed interim financial statements as assets and liabilities held for sale, and the respective results have been presented as discontinued operations, beginning February 26, 2019, the date of shareholder approval of the transaction when the “highly probable” criteria for presentation of discontinued operations was reached.

The assets and liabilities held for sale as of June 30, 2019 related to the Commercial Aviation segment and related services are presented below. The segregation of these assets and liabilities considered their use in the manufacturing of products and services and administrative/operational support of the Commercial Aviation segment and related services, as well as the terms defined between Embraer and Boeing in the Master Transaction Agreement (MTA) of the strategic partnership.

Depreciation and amortization of non-current assets held for sale, including property, plant, and equipment and intangible assets were ceased as of February 26, 2019 due to the expectation of realization of value of these assets by sale instead of continued use as of this date.

Embraer’s cumulative results for the first half of 2019 ended June 30, 2019 considering the segregation of continuing and discontinued operations are presented below. The following components are excluded from results from continuing operations:

•        Net revenues, cost of products and services sold, and general expenses directly associated with the Commercial Aviation segment and related services;

•        G&A expenses of certain corporate areas that will be shared among Embraer’s and Boeing-Brazil Commercial’s operations;

•        Other operating income and expenses directly associated with the discontinued operations. Corporate projects of the Company are fully maintained as a part of continuing operations;

•        Financial expenses on loans and financing interest that will be contributed, including FX gains/losses on financial assets and liabilities held for sale.

•        Corporate and other operating expenses previously shared among all business units and allocated to each reporting segment are fully consolidated as expenses of Embraer Continuing Operations. In the first six months of 2019, US$ 52.7 million of corporate expenses that were previously allocated to the discontinued operations businesses are fully recognized in the Company’s consolidated results of continuing operations. This amount was US$ 45.8 million in the first half of 2018.

The Company’s balance sheet with the segregation of assets and liabilities of the Commercial Aviation segment and related services as Assets Held for Sale and Liabilities Held for Sale is presented below.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2019	(1) As of June 30, 2019
Current		
Trade accounts payable	301.2	299.5
Lease liabilities	6.6	6.3
Loans and financing	36.4	93.0
Recourse and non-recourse debt	9.8	6.9
Other payables	136.2	152.7
Contract liabilities	616.7	601.5
Derivative financial instruments	2.8	1.2
Taxes and payroll charges payable	58.3	60.6
Income tax and social contribution	20.0	29.7
Dividends payable	3.1	2.0
Unearned income	1.0	1.0
Provision	100.1	102.9
	1,292.2	**1,357.3**
Liabilities held for sale	5,432.2	5,371.0
	6,724.4	**6,728.3**
Non-current		
Lease liabilities	43.8	35.2
Loans and financing	87.7	176.2
Recourse and non-recourse debt	16.1	15.5
Other payables	8.1	8.4
Contract liabilities	25.2	24.3
Taxes and payroll charges payable	58.4	61.5
Deferred income tax and social contribution	217.3	196.9
Unearned income	20.3	19.4
Provision	92.6	97.6
	569.5	**635.0**
TOTAL LIABILITIES	**7,293.9**	**7,363.3**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.6)	(28.2)
Revenue reserves	2,434.7	2,434.7
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(154.1)	(147.1)
Retained earning	(43.9)	(36.8)
Non-controlling interests	94.6	98.5
Total Shareholders' equity	**3,891.7**	**3,910.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,185.6**	**11,273.4**

(1)Derived from unadited financial information.

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q19 Results on Wednesday, August 14, 2019 at 10:30 AM (SP) / 9:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: (Toll-free) +1 (844) 204-8942 / (Dial-in) +1 (412) 717-9627

Telephones U.K.: (Toll-free) 0-808-111-0152 / (Dial-in) +44 20 7442-5660

Telephones Brazil: +55 (11) 3193-1070 / +55 (11) 2820-4070

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer